Correspondence

INDUSTRIAL MINERALS, INC.
2904 South Sheridan Way
Suite 100
Oakville, ON L6J 7L7

April 4, 2008

Ms. Jill Davis, Branch Chief
Mr. George K. Schuler, Mining Engineer
Mr. Mark A. Wojciechowski, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Industrial Minerals, Inc. Form 10-KSB for the fiscal year ended December 31, 2006 Filed April 2, 2007 Form 10-QSB for the quarter ended September 30, 2007 Filed November 14, 2007 File No. 000-30651

Ladies and Gentlemen:

        We are responding to the letter of Jill Davis, Branch Chief, dated December 27, 2007, concerning the annual report on Form 10-KSB filed by Industrial Minerals, Inc. (“Industrial Minerals,” “We” or the “Company”) on April 2, 2007, for the period ended December 31, 2006 (the “Annual Report”) and the quarterly report on Form 10-QSB filed by the Company on November 14, 2007, for the period ended September 30, 2007 (the “Quarterly Report”). The paragraph numbers in this letter correspond with the paragraph numbers in Ms. Davis’ letter. The Company requests that it be permitted to incorporate the changes discussed herein in future filings. We have incorporated the changes in the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007, filed on March 31, 2008 (the “2007 10-KSB”).

Form 10KSB for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 13.

1.	We deleted the word “significant” and “significantly” as a qualifier with respect to our statements about changes in internal controls. The statement in the 2007 10-KSB (page 15) reads as follows.

“There have been no changes in the Company’s internal controls or in other factors that could affect the internal controls subsequent to the date the Company completed its evaluation.”

With regards to future filings on Form 10-Q, we will make the same change or disclose any changes that were made to the Company’s internal controls.

Ms. Jill Davis, Branch Chief
Mr. George K. Schuler, Mining Engineer
Mr. Mark A. Wojciechowski, Staff Accountant
United States Securities and Exchange Commission
April 4, 2008

Report of Independent Registered Public Accounting Firm, page F-1.

2.	The report of Rotenberg & Co, LLP (“Rotenberg”) covered the fiscal year ending December 31, 2006. This was their first year as the Company’s auditor. The previous auditors, Toski, Schaefer & Co, P.C. (“Toski”), resigned following their decision to withdraw from the business of auditing public companies. Toski was the auditor for the fiscal years ending December 31, 2002, through December 31, 2005.

Rotenberg’s report in the 2007 10-KSB contained the following language:

We have audited the accompanying consolidated balance sheet of Industrial Minerals, Inc. and Subsidiary as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity , and cash flows for the year then ended and for the period since inception (November 6, 1996) to December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. [emphasis added]

We believe the reference to the period since inception resolves the comment.

Consolidated Statements of Operations, Page F-4

3.	In the 2007 10-KSB, reported revenues resulting from ongoing testing on small graphite samples were characterized as “income earned during the exploration period.”

Consolidated Statements of Stockholders’ Equity, page F-5

4.	In the 2007 10-KSB, the stock splits that occurred in 2002 and 2003 are presented retroactively. The amounts shown in the Consolidated Statement of Stockholders’ Equity were restated from inception to December 31, 2007.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.	In the 2007 10-KSB we revised the form of certification to conform with Item 601(b)(31) of Regulation S-B. We are aware that Regulation S-B is being phased out. We will look to Item 601(b)(31)(i) of Regulation S-K with respect to the form of future certificates.

Ms. Jill Davis, Branch Chief
Mr. George K. Schuler, Mining Engineer
Mr. Mark A. Wojciechowski, Staff Accountant
United States Securities and Exchange Commission
April 4, 2008

Form 10-QSB for the Quarter Ended September 30, 2007
Notes to Consolidated Financial Statements
Note 6- Common Stock Options and Warrants

6.	With respect to Note 8 to the Financials Statements contained in the 2007 10-KSB (Stock Option Plan), we erroneously omitted to state that the Company adopted SFAS 123(R). We will correct this error in our next quarterly report on Form 10-Q and going forward.

Engineering Comments
General

7.	We have included the suggested SEC Cautionary Note on the Company’s website. The note appears in the first screen of the section entitled “National Instrument 43-101” which is accessed from the pull-down menu item labeled, “Investors.”

Description of Properties

8.	We revised our description of our properties in the 2007 10-KSB to better conform with the requirements of Industry Guide 7.

9.	We added small scale maps to our property description disclosure in our recent registration statement of Form SB-2 filed on February 1, 2008 (File No. 333-149001). We propose to incorporate this disclosure in future filings, including filings on Form 10-K.

10.	The Company has not in the past, and will not in the future, use the term “reserves” unless and until it has met the criteria for the term as defined in Guide 7. We understand that completion of a feasibility study is one of the Guide 7 criteria.

        We are happy to answer any additional questions or respond to comments. We would appreciate your copying our counsel on future correspondence. Our counsel is:

Kavinoky Cook LLP 726 Exchange Street, Suite 800 Buffalo, NY 14210 Tel: 716-845-6000 Fax: 716-845-6474 Attn: Jonathan Gardner

Ms. Jill Davis, Branch Chief
Mr. George K. Schuler, Mining Engineer
Mr. Mark A. Wojciechowski, Staff Accountant
United States Securities and Exchange Commission
April 4, 2008

        Thank you.

Very truly yours, INDUSTRIAL MINERALS, INC. By: /s/ Robert Dinning Robert Dinning Chief Financial Officer

cc:	David J. Wodar Jonathan Gardner